

September 5, 2012

Naren Gursahaney
Chief Executive Officer
The ADT Corporation
1501 Yamato Road
Boca Raton, Florida, 33431

> **Re: The ADT Corporation**
> **Amendment No. 4 to Form 10-12B**
> **Filed August 29, 2012**
> **File No. 001-35502**

Dear Mr. Gursahaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

5. Goodwill and Intangible Assets, page F-21

1. With a view towards comprehensive footnote disclosure and due to the accounts materiality, please disclose here and elsewhere as appropriate, a roll-forward of "Contracts and related customer relationships."

2. Furthermore, please explain to us how you account for dealer charge-backs. In your response clarify why on page 66 you disclose that "other revenue" includes dealer charge-backs, while on page F-10 you state that "the amount charged back to the dealer" is recorded as a reduction of the previously recorded intangible asset pool.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Adviser, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Alan Klein, Esq.
        Simpson Thacher & Bartlett LLP